[redacted]

08026493

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/4

SEC FILE NUMBER
8-66393

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PROCESSED
MAR 0 7 2008
THOMSON
FINANCIAL

B

OFFICIAL USE ONLY
FIRM ID. NO.

Bluffview Securities, LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Crescent Court, Suite 575
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

SEC
Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

FEB 2 8 2008

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

Washington, DC
102

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

TA 3/5

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey G. Rupp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluffview Securities, LP, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres. [signature], 575 Partners, LLC
Title

Notary Public

MARY G. HOGAN
MY COMMISSION EXPIRES
August 9, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BLUFFVIEW SECURITIES, LP

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2007

BLUFFVIEW SECURITIES, LP

Contents

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the General Partner
Bluffview Securities, LP

We have audited the accompanying statement of financial condition of Bluffview Securities, LP (the "Partnership") as of December 31, 2007, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluffview Securities, LP as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF&Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 19, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

BLUFFVIEW SECURITIES, LP
Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$	21,919
Receivable from broker-dealer and clearing organizations		278,661
Due from related parties		25,453
Receivables from others		21,078
Prepaid and other assets		20,388
	$	367,499

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Accounts payable and accrued liabilities	$	47,705
State income taxes payable		12,693
		60,398
Partners' capital		307,101
	$	367,499

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW SECURITIES, LP
Statement of Income
For the Year Ended December 31, 2007

Revenue:	
Commissions	$ 629,710
Principal transactions	781,628
Investment advisory fees	79,313
Interest income	648,948
Referral fee income	7,416
Other income	60,480
	2,207,495
Expenses:	
Operating expense	1,399,784
Clearance fees	333,998
Interest expense	121,299
Registration fees	26,070
Professional fees and other	43,817
	1,924,968
Net income before income taxes	282,527
Provision for state income taxes	12,693
Net income	$ 269,834

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW SECURITIES, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2007

Balance, December 31, 2006	$ 451,809
Distribution of capital	(414,542)
Net income	269,834
Balance, December 31, 2007	$ 307,101

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW SECURITIES, LP
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2007

Balance at December 31, 2006	$	--
Increases		--
Decreases		--
Balance at December 31, 2007	$	--

The accompanying notes are an integral part of these financial statements.

BLUFFVIEW SECURITIES, LP
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities	
Net income	$ 269,834
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from broker-dealer and clearing organizations	(28,856)
Increase in due from related parties	(25,453)
Increase in prepaid and other assets	(3,195)
Decrease in receivables from others	3,282
Decrease in accounts payable and accrued liabilities	(49,411)
Increase in state income taxes payable	12,693
Net cash provided (used) by operating activities	178,894
Cash flows from investing activities	
Net cash provided (used) by investing activities	--
Cash flows from financing activities	
Distribution of capital	(414,542)
Net cash provided (used) by financing activities	(414,542)
Net decrease in cash	(235,648)
Beginning cash	257,567
Ending cash	$ 21,919
Supplemental Disclosures	
Cash paid for:	
Interest	$ 121,299
Income taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Bluffview Securities, LP (the "Partnership") was formed under the laws of the State of Texas in January 2004. The Partnership is managed by 575 Partners, LLC (the "General Partner"). The Partnership received approval to operate and conduct business as a broker-dealer on July 26, 2004. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under (SEC) Rule 15c3-3(k)(2)(i) and a member of the Financial Industry Regulatory Authority ("FINRA").

The Partnership's primary operation is to provide comprehensive brokerage and investment banking services to its client base including soliciting and effecting transactions in equities, fixed income, mutual funds, options, municipals, and various other investment products. The Partnership conducts trading for its own account on a "riskless principal" basis.

Revenue and Expense Recognition from Securities Transactions

Commission revenue as well as related clearance fees are recorded on a trade date basis as securities transactions occur. Principal transactions and the related revenues are recorded on the trade date basis.

Investment Banking Revenues

Investment banking revenues are recorded as earned in accordance with the terms of the investment banking agreements.

Investment Advisory Income

Investment advisory fees are received quarterly in arrears but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Partnership does not record a provision for Federal income taxes because the partners report their share of the Partnership's income or loss on their Federal income tax returns. The financial statements reflect the Partnership's transactions without adjustment, if any, required for Federal income tax purposes.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make

Note 1 - Description of Business and Summary of Significant Accounting Policies, continued

estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2007, the Partnership had net capital of approximately $235,893 and net capital requirements of $50,000. The Partnership's ratio of aggregate indebtedness to net capital was .26 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the Partnership's general partner. Periodic distributions approved by the Partnership's general partner are made to enable partners to pay federal income taxes on partnership profits, among other purposes.

Note 3 - Possession or Control Requirements

The Partnership holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Off-Balance Sheet Risk

Pursuant to clearance agreements, the Partnership introduces all if its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Partnership has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing brokers monitor collateral on the customers' accounts.

Note 4 - Off-Balance Sheet Risk, continued

At December 31, 2007, management of the Partnership had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $100,000.

Note 5 - Concentrations of Credit Risk

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

Note 6 - Related Party Transactions

Pursuant to an expense sharing agreement dated May 17, 2004, between the Partnership and Bluffview Wealth Management, LP, the Limited Partner, the Partnership is charged a pro-rata share of various operating expenses, including but not limited to payroll and benefits, rent, utilities and the use of furniture and equipment. For the year ended December 31, 2007, the Partnership had expensed approximately $1,399,778 related to these charges.

The Partnership and its Affiliate are under common control and the existence of that control may create operating results and financial position different than if the companies were autonomous.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of
December 31, 2007

Schedule I

BLUFFVIEW SECURITIES, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

Computation of Net Capital

Total partners' capital qualified for net capital		$ 307,101
Add:		
Other deductions or allowable credits		--
Total capital and allowable subordinated liabilities		307,101
Deductions and/or charges		
Non-allowable assets:		
Due from related parties	$ 25,453	
Prepaid and other assets	20,388	
Clearing deposit	289	
Excess fidelity bond charge	4,000	
Receivable from others	21,078	(71,208)
Net capital before haircuts on securities positions		235,893
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		--
Net capital		$ 235,893

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 47,705
State income taxes payable	12,693
Total aggregate indebtedness	$ 60,398

Schedule I (continued)

BLUFFVIEW SECURITIES, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,027
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 185,893
Excess net capital at 1000%	$ 229,853
Ratio: Aggregate indebtedness to net capital	0.26 to 1

Reconciliation with Company's Computation

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's unaudited FOCUS Part IIA	$ 248,587
State income taxes payable	(12,693)
Rounding	(1)
Net capital per audited report	$ 235,893

Schedule II

BLUFFVIEW SECURITIES, LP
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

Exemptive Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Bear Stearns Securities Corporation

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2007

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners of
Bluffview Securities, LP

In planning and performing our audit of the financial statements and supplemental information of Bluffview Securities, LP (the "Partnership"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF&Co., LLP

CF & Co., L.L.P.

END

Dallas, Texas
February 19, 2008